SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Tevogen Bio Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88165K101
(CUSIP Number)

February 14, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

CUSIP No.	88165K101	13G

1	NAMES OF REPORTING PERSONS

Manmohan Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
646,412

	6	SHARED VOTING POWER
8,628,077

	7	SOLE DISPOSITIVE POWER
646,412

	8	SHARED DISPOSITIVE POWER
8,628,077

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,274,489

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%(1)

12	TYPE OF REPORTING PERSON*
IN

(1)	Calculated based on 164,614,418 shares of Common Stock outstanding as of Febuary 22, 2024 as disclosed in the Schedule 13D filed by Ryan H. Saadi on February 22, 2024.

CUSIP No.	88165K101	13G

Item 1(a)	Name of Issuer:

The name of the issuer is Tevogen Bio Holdings Inc. (the “Issuer”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

15 Independence Boulevard, Suite #410, Warren, New Jersey 07059.

Item 2(a)	Name of Person Filing:

Manmohan Patel

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5 Jennie Court, Cedar Grove, NJ 07009

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

88165K101

Item 3	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k) ☐
Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4	Ownership:

Tevogen Bio Holdings Inc.

(a)	Amount beneficially owned: 9,274,489

(b)	Percent of class: 5.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 646,412

	(ii)	Shared power to vote or direct the vote: 8,628,077

	(iii)	Sole power to dispose or direct the disposition: 646,412

	(iv)	Shared power to dispose or direct the disposition: 8,628,077

Item 5	Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024

Manmohan Patel

/s/ Manmohan Patel
Manmohan Patel